

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2021

Victor H.M. Ting
Chief Financial Officer
Trio-Tech International
Block 1008 Toa Payoh North
Unit 03-09 Singapore 318996

> **Re: Trio-Tech International**
> **Registration Statement on Form S-3**
> **Filed December 3, 2021**
> **File No. 333-261485**

Dear Mr. Ting:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 filed December 3, 2021

General

1. With a view toward revised disclosure, please tell us:
   - whether you or your subsidiaries conduct any operations through contractual arrangements with a variable interest entity based in China;
   - whether your business is subject to significant oversight from the Chinese government;
   - the percentage of revenue you generate from China-based customers and operations; and
   - whether cash is transferred to you from your China-based subsidiaries.

<u>Cover Page</u>

2.   Please describe your China-based business operations in greater detail. Provide prominent disclosure about the legal and operational risks associated with operating in China. Your disclosure should make clear whether these risks could result in a material change in your operations. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business.

<u>Company Overview, page 1</u>

3.   Please tell us the anticipated significance of your joint venture with Suzhou Anchuang Technology Management LLP on your operations.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Jessica Sudweeks